                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               MYCOM GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  62845X 10 6
                                 (CUSIP Number)

                                  Joan Carroll
                       602 East Sixth Street, Suite 1200
                             Cincinnati, Ohio 45202
                                 (513) 352-5560
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 23, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

                                  SCHEDULE 13D

CUSIP No.............................................................62845X 10 6

--------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Joan Carroll
         -----------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power
                                                 9,820,400
           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power
                                                 9,820,400

                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         36,520,000
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [ ]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)
        76.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.............................................................62845X 10 6

--------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Patricia A. Massey
         -----------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                      7.   Sole Voting Power
                                           9,070,000
          Number of Shares
         Beneficially Owned           8.   Shared Voting Power
              by Each                      0
             Reporting
            Person with               9.   Sole Dispositive Power
                                           9,070,000

                                      10.  Shared Dispositive Power
                                           0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         36,520,000
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [ ]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)
        76.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.............................................................62845X 10 6

--------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         G. Allan Massey
         -----------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power
                                                 7,304,000
           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power
                                                 7,304,000

                                       10.       Shared Dispositive Power
                                                 0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         36,520,000
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [ ]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)
        76.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.............................................................62845X 10 6

--------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         George W. Young
         -----------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power
                                                 10,325,600
           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power
                                                 10,325,600

                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         36,520,000
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [ ]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)
        76.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person
        IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Statement on Schedule 13D relates to Common Stock of Mycom Group, Inc. ("Mycom"), a Nevada corporation, with its principal executive offices at 602 Main Street, Cincinnati, Ohio 45202.

Item 2.  Identity and Background

         This Statement is being filed by Joan Carroll, Patricia A. Massey, G. Allan Massey and George W. Young, Sr. (the "Reporting Persons"), all of whom are citizens of Ohio. The information required by Items 2(b) and 2(c) is contained in Annex A hereto and incorporated by reference herein.

         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons formerly owned approximately 97% of the outstanding common shares of Mycom Group, Inc. (formerly Myca Group, Inc., "Mycom"), an Ohio corporation. Mycom entered into a Plan and Agreement of Merger dated as of March 31, 2000 with Bad Toys, Inc., ("Bad Toys") a publicly traded Nevada corporation in the business of manufacturing custom motorcycles. Pursuant to the merger agreement, the assets of the motorcycle business were sold to the primary shareholders of Bad Toys and Mycom was merged with and into Bad Toys, with Bad Toys being the surviving corporation. On the effective date of the merger, August 23, 2000, each issued and outstanding common share of Mycom was converted automatically to the right to receive 395,000 shares of Bad Toys, and, as a result of the merger, Bad Toys issued a total of 39,500,000 shares of its common stock to the holders of record of Mycom on the effective date of the merger, including 36,520,000 of such shares issued to the Reporting Persons. In addition, as part of the merger, Bad Toys changed its name to Mycom Group, Inc.

Item 4.  Purpose of Transaction

         The purpose of the transaction was to merge Mycom in to a publicly traded corporation, whose business following the merger is providing information technology solutions and consulting services related to E-commerce and Web applications and supplying and developing products for use by companies engaged in e-business-to-business commerce.

         On the effective date of the merger, the existing officers and directors of Bad Toys resigned and the officers and directors of Mycom became officers and directors of the surviving corporation.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons as a group beneficially own a total of 36,520,000 shares of Common Stock of the issuer, which represents 76.3% of the outstanding Common Stock of the issuer. The following individuals comprise the group and beneficially own the following number of shares of Common Stock of the issuer representing the following percentages of outstanding shares.

                Name                     Number of Shares                   Percentage of Shares Outstanding
                ----                     ----------------                   --------------------------------
         Joan Carroll                        9,820,400                                    20.5%
         Patricia A. Massey                 16,374,000*                                   34.2%
         G. Allan Massey                    16,374,000*                                   34.2%
         George W. Young                    10,325,600                                    21.6%

*Patricia A. Massey disclaims beneficial ownership of shares owned by G. Allan Massey. G. Allan Massey disclaims beneficial ownership of shares owned by Patricia A. Massey.

(b) The Reporting Persons directly and indirectly have sole power to vote and direct the disposition of shares of Common Stock, as follows:

                Name                     Number of Shares
                ----                     ----------------
         Joan Carroll                        9,820,400
         Patricia A. Massey                  9,070,000
         G. Allan Massey                     7,304,000
         George W. Young                    10,325,600


(c)      See item 4 above.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.


Item 7.  Material to be Filed as Exhibits.

(1)      Filing Agreement dated September 27, 2000 Regarding Joint Filing of
         Schedule 13D.

(2) Plan and Agreement of Merger by and between Bad Toys, Inc. and Mycom Group, Inc. (formerly Myca Group, Inc.), dated March 31, 2000, as amended by Closing Agreement by and between Bad Toys, Inc. and Mycom Group, Inc., dated August 23, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the reporting persons herein.

Dated: September 27, 2000


                                                     /s/ George W. Young, Sr.
                                                     ------------------------
                                                     George W. Young, Sr.


                                                     /s/ Joan Carroll
                                                     ------------------------
                                                     Joan Carroll


                                                     /s/ G. Allan Massey
                                                     ------------------------
                                                     G. Allan Massey


                                                     /s/ Patricia A. Massey
                                                     ------------------------
                                                     Patricia A. Massey


EXHIBIT INDEX


No.    Description
---    -----------

(1)    Filing Agreement dated September 27, 2000 Regarding Joint Filing of
       Schedule 13D

(2) Plan and Agreement of Merger by and between Bad Toys, Inc. and Mycom Group, In. (formerly Myca Group, Inc.) dated March 31, 2000, (Annex IV to Proxy Statement dated May 9, 2000, File No. 0-29836, incorporated herein by reference) as amended by the Closing Agreement between Bad Toys, Inc. and Mycom Group dated August 23, 2000. (Exhibit 2 to Form 8-K dated dated September 8, 2000, File No. 0-29836, incorporated herein by reference).

                                     ANNEX A

      NAME                            BUSINESS ADDRESS                                     OCCUPATION
George W. Young, Sr.               602 Main Street                    Chief Executive Officer and Chairman of Mycom Group, Inc.
                                   Cincinnati, Ohio  45202

Joan Carroll                       602 Main Street                    President and Assistant Secretary of Mycom Group, Inc.
                                   Cincinnati, Ohio  45202

G. Allan Massey                    602 Main Street                    Senior Vice President of Mycom Group, Inc.
                                   Cincinnati, Ohio  45202

Patricia A. Massey                 602 Main Street                    Executive Vice President, Treasurer, Chief Operating
                                   Cincinnati, Ohio  45202            Officer and Secretary of Mycom Group, Inc.

                                                                       EXHIBIT 1

                    Filing Agreement dated September 27, 2000
                     Regarding Joint Filing of Schedule 13D

The undersigned hereby agree that:

         (i) each of them is individually eligible to use the Schedule 13D attached hereto;

         (ii)     the attached Schedule 13D is filed on behalf of each of them;
                  and

         (iii)    each of them is responsible for the timely filing of such
                  Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.



                                                     /s/ George W. Young, Sr.
                                                     ------------------------
                                                     George W. Young, Sr.


                                                     /s/ Joan Carroll
                                                     ------------------------
                                                     Joan Carroll


                                                     /s/ G. Allan Massey
                                                     ------------------------
                                                     G. Allan Massey


                                                     /s/ Patricia A. Massey
                                                     ------------------------
                                                     Patricia A. Massey